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                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         (Amendment No. __________ )(1)

                              ImmuCell Corporation
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                                (Name of Issuer)

                    Common Stock, $0.10 par value per share
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                         (Title of Class of Securities)

                                  452525 30 6
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                                 (CUSIP Number)

                                Tracy D. Wilkins
                                c/o TechLab Inc.
                               VPI Research Park
                                1861 Pratt Drive
                              Blacksburg, VA 24060
                                 (540) 953-1664
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 17, 2000
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)
                         (Continued on following pages)
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

CUSIP No.452525 30 6                   13D                 Page 2 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tracy D. Wilkins
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
_______________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS

     PF
_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
               _________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         74,700
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          96,100
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
                    74,700
   PERSON      _________________________________________________________________
    WITH       10   SHARED DISPOSITIVE POWER

                    96,100
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     170,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  452525 30 6               13D                   Page 3 of 4 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

         Common Stock, $0.10 par value per share;
         ImmuCell Corporation
         56 Evergreen Drive
         Portland,  ME 04103
________________________________________________________________________________
Item 2.  Identity and Background.

         (a) Tracy D. Wilkins

         (b) c/o TechLab, Inc.
             VPI Research Park
             1861 Pratt Drive
             Blacksburg, VA  24060

         (c) President of TechLab, Inc.
             VPI Research Park
             1861 Pratt Drive
             Blacksburg, VA  24060,
             a biotechnology company

         (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

         (e) The Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

         (f) USA
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         All 170,800 shares of Common Stock of the Issuer held by the Reporting Person were acquired in the open market with personal funds of the Reporting Person for the aggregate purchase price of approximately $555,000.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         The securities reported on this Schedule 13D were acquired for personal investment.

         (a) The Reporting Person has been nominated for election to the Board of Directors of the Issuer at the Annual Meeting of Shareholders of the Issuer to be held on June 13, 2001. If so elected, the Reporting Person would receive an automatic grant of an option to acquire 15,000 shares of the Issuer's common stock, at the fair market value on June 13, 2001. One-third of the options subject to the grant would vest on the date he is first re-elected to the Board by the shareholders; an additional 5,000 options would vest on the second date that the he is next re-elected to the Board by shareholders; and the remaining 5,000 options would vest on the third date that he is re-elected to the Board by shareholders.
         (b) none
         (c) none
         (d) none
         (e) none
         (f) none
         (g) none
         (h) none
         (i) none
         (j) none
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 170,800 shares, 6.3% of the Issuer's outstanding common stock

         (b) Reporting Person has sole power to vote and sole power to dispose of 74,700 shares beneficially owned by him. The Reporting Person shares the power to vote and the power to dispose of 96,100 shares held jointly by him with his wife.

         (c) On April 17, 2000, the Reporting Person acquired 30,000 shares of the Issuer's common stock in open market transactions bringing his aggregate holdings at that time to 160,000 shares (6.0%). Since then, but not within sixty days of the filing of this Schedule 13D, the Reporting Person acquired an additional 10,800 shares in open market transactions.

CUSIP No.  452525 30 6               13D                   Page 4 of 4 Pages

         (d) n/a

         (e) n/a

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None, other than the outside director stock options to be granted to the Reporting Person if he is elected by shareholders to serve as a director at the Issuer's Annual Meeting of Shareholders on June 13, 2001.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         n/a

________________________________________________________________________________



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    June 8, 2001
                                        ----------------------------------------
                                                         (Date)


                                                 /s/ Tracy D. Wilkins
                                        ----------------------------------------
                                                       (Signature)

                                                    Tracy D. Wilkins
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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